August 15, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. John Grzeskiewicz

The Huntington Funds

SEC File No. 811-05010

Dear Mr. Grzeskiewicz:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-1A as filed June 1, 2012 (“Registration Statement”) relating to the offering of the Huntington Income Generation Fund.

Comment:    Please remove the duplicate/misplaced Shareholder Fees section title in the Fees and Expenses section just above, “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements.”

Response:    The duplicative section title has been removed.

Comment:    Under Principal Investment Strategy, the third paragraph indicates an asset allocation strategy at an underlying fund level. Please clarify if this strategy is at the Fund level or if the strategy is only utilized through the underlying funds.

Response:    The paragraph has been updated to reflect that the asset allocation strategy is utilized at the Fund level.

Comment:    Under Principal Investment Strategy, the next to last paragraph regarding the Fund’s investment in cash or cash equivalents for defensive purposes should be moved to Item 9 of the Prospectus as this is not a Principal Investment Strategy of the Fund.

Response:    The stated paragraph has been moved to Item 9 of the Prospectus as requested.

Comment:    The Principal Investment Risks section is extensive and should line up with the Principal Investment Strategies, otherwise they should be removed.

Response:    “Class/Section/Region Focus Risk” and “Real Estate/REIT Risk” have been removed from the Principal Investment Risks in order to directly align the risks with the strategies.

Comment:    The paragraph regarding the charitable contribution under Investment Advisor and Portfolio Manager should be placed in the back end of the Prospectus.

Response:    The requested change has been made.

Comment:    Under Purchasing and Redeeming Shares, information regarding the minimum initial purchase for Trust Class Shares should also be provided.

Response:    The requested information has been added.

Comment:    Under the first paragraph of Additional Investment Strategies, please confirm that the list of underlying Huntington Funds is exhaustive.

Response:    The underlying Huntington Funds list that the Fund may utilize in its asset allocation strategy is complete.

Comment:    Please state whether the SEC guidance letter regarding derivatives was considered when drafting the Derivatives section.

Response:    The Derivatives section is reflective of the SEC guidance letter of 2010.

Comment:    Please state whether the list of derivatives in the investment strategies section is exhaustive.

Response:    The Derivatives section is exhaustive.

Comment:    Under Pricing Shares, please consider revising the phrase “considered received” to be more clear.

Response:    The registrant believes that the disclosure is adequate.

Comment:    Under Pricing Shares, delete the language, “subject to any applicable front-end sales charge” in the first sentence.

Response:    The requested change has been made.

Comment:    Please confirm that the Frequent Trading Policies section meets the specific requirements of Item 11.

Response:    The requirements of Item 11 have been met.

Comment:    In the Statement of Additional Information, please confirm in your response letter that any strategies discussed in the SAI are not principal strategies that would be required to be described in the prospectus.

Response:    The Statement of Additional Information does not contain information that should be included as a principal strategy of the Fund.

Comment:    In the Trust Officers’ section, please disclose how Mr. Bateman is paid and the amount.

Response:    Mr. Bateman does not receive compensation directly from the Trust. Information concerning his salary can be found under Portfolio Manager Information in the SAI.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

Jay S. Fitton

Secretary

cc: Mr. David R. Carson, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.